Clarient, Inc.
31 Columbia
Aliso Viejo, CA 92656

March 4, 2011

VIA FACSIMILE (703) 813-6963 AND EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. John Reynolds

Re:	Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 16, 2010 File No. 000-022677 Supplemental Response to SEC Staff Comments Dated March 1, 2011

Ladies and Gentlemen:

Set forth below is the response of Clarient, Inc. (”we,” “our,” or “us”), to the United States Securities and Exchange Commission Staff (“Staff”) comments made by letters dated December 30, 2010, as supplemented on March 1, 2011 (the “Comment Letters”), in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 16, 2010 (File No. 000-022677). Our response is preceded by a reproduction of the corresponding and remaining Staff comment as set forth in the Comment Letters.

Exhibits

1.	We note your response to comment letter number one of our December 30, 2010 letter. Please amend the 2009 10-K to include the complete Exhibit 10.51.

Company Response:

As an administrative oversight, we acknowledge that we did not include “Exhibit A” within Exhibit 10.51, which we filed within our Form 10-K for the year ended December 31, 2009. Exhibit A represented several disclosure schedules that we completed in connection with the execution of an immaterial amendment to our then existing credit agreement on December 21, 2009. As requested by the Staff, we have re-filed Exhibit 10.51 in its entirety, including Exhibit A, though within a Form 8-K filed on March 4, 2011, notwithstanding our January 12, 2011 filing of Form 15-12G which suspended our reporting obligations under the Securities Exchange Act of 1934.

March 4, 2011

If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact me at (949) 425-5849.

Sincerely,

/s/ MICHAEL R. RODRIGUEZ
Michael R. Rodriguez
Senior Vice President and Chief Financial Officer

cc:	Ronald Andrews Melinda Griffith, Esq. Mark Nance, Esq.